UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Auditor

This current report on Form 6-K was submitted in connection with the change of auditor by 9F Inc. (the “Company”). The Company has engaged Marcum Bernstein & Pinchuk LLP (“MarcumBP”) as the Company’s independent registered public accounting firm, to replace Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

MarcumBP is engaged to audit the consolidated balance sheet of the Company as of December 31,2020 and the related consolidated statements of operation,comprehensive income, stockholders equity and cash flows for the year then ended.

Deloitte has served as the Company’s independent registered public accounting firm since 2018, and the reports of Deloitte on the Company’s consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the whole service period, there has been no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference to the disagreements in their audit reports. The Company would like to express its sincere gratitude to Deloitte for its professionalism and quality of services rendered to the Company over the past years.

The Company is working closely with Deloitte and MarcumBP to ensure a seamless transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Sun
	Name:	Lei Sun
	Title:	Chairman of the Board of Directors

Date: February 11, 2021